UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	November	,	2011

Commission File Number	001-31930
ANOORAQ RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Press release, dated November 15, 2011.

Document 1

For immediate release

Anooraq announces operational and financial results for the third quarter, 2011

November 15, 2011. Anooraq Resources Corporation (“Anooraq” or the “Company” or, together with its subsidiaries, the “Group”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces its operational and financial results for the three months ended September 30, 2011 (“Q3 2011”). This release should be read with the Company’s unaudited interim financial statements for the three and nine months ended September 30, 2011 and related Management Discussion & Analysis, available at www.anooraqresources.com and filed on SEDAR at www.sedar.com. Currency values are presented in South African rand (“ZAR”), Canadian dollars (“C$”) and United States dollars (“US$”).

Key features of the quarter

•	Disappointing safety performance
•	20% improvement in production volumes quarter-on-quarter
•	Development continues to improve mining flexibility
•	14% improvement in unit cost performance quarter-on-quarter
•	Two-year wage deal concluded

Harold Motaung, CEO of Anooraq, commented, “During the third quarter, 2011 we began to see the results of certain on mine initiatives which have improved mining fundamentals and established a better foundation for operational improvements at Bokoni.

These improvements have resulted in improved production and development volumes at Bokoni, together with reduced unit costs quarter on quarter, despite wage inflation increases and other continuing cost pressures.

Key areas of concern remain safety which deteriorated over the quarter, whilst operating costs continue to come  under pressure as a result of the significant increase in development,  wage inflation increases effective July 2011 and other inflationary pressures, such as increased utility charges.

Our challenge is now to build on the much improved operational foundation at Bokoni which we have developed during the past two quarters and to ensure that we continue to show positive trends on operational and financial metrics going forward.

Review of operational and financial performance in Q3 2011

Safety

Anooraq’s safety performance saw some deterioration quarter on quarter. Bokoni’s lost time injury frequency rate (”LTIFR”) deteriorated by 13% quarter-on-quarter to 1.66 per 200,000 hours worked. Despite the safety trend improving by 33% when measured against the third quarter of 2010, the decline in our current safety improvement trend is disappointing, given our “zero harm” target at Bokoni.  No fatalities were recorded for the quarter and on 19 July, 2011 Bokoni achieved one million fatality-free shifts. The operations lost six operating shifts due to Section 54 safety stoppages.

Development

Our focus on improved development continues with total primary development improving 2% quarter on quarter. Notably, primary reef development improved 24% quarter on quarter to 1,202 metres, whilst re and sub development increased to 4,570 metres, up 300% when measured against the third quarter of 2010. Creating the required mining flexibility at Bokoni remains a priority. These improved development initiatives had a negative impact on the financial performance of the operations in the short term, but will generate enhanced returns at Bokoni in the medium term. The required mining flexibility will ensure that all stoping crews have blast friendly panels available to mine on a continuous basis, despite incidences of increased potholing, particularly at the Merensky operations.

Grade

The operations achieved a head (delivered) grade of 3.94 g/t (4E) for the quarter, a 3% reduction quarter on quarter and a 3% decrease when compared to the third quarter of 2010, primarily due to increased re and sub development initiatives at the operations.

Recoveries

Concentrator recoveries improved marginally during the period, with Merensky recoveries improving by 4% to 88% and UG2 recoveries remaining at 81%. Recovered grade (4E) improved 5% quarter on quarter from 3.28 g/t to 3.44 g/t.

Production

Tonnes milled for the quarter were 302,923 tonnes, 20% higher than the third quarter of 2010.  Increased production volumes yielded a total of 33,358 4E ounces, a 19% improvement quarter on quarter and an 8% improvement, when measured against the third quarter of 2010.

The key production and development parameters for Bokoni in Q3 2011 were:

		Q2 2011	Q3 2011	Variance Q-on-Q	Q3 2010	Variance Q3 11 vs Q3 10
Tonnes delivered	Tonnes	258,882	301,208	22%	282,173	7%
Total primary development	Metres	2,549	2,600	2%	2,618	-
Head grade (delivered)	g/t, 4E*	4.05	3.94	(3%)	4.08	(3%)
Tonnes milled	Tonnes	266,866	302,923	14%	252,861	20%
4E ounces produced*	Ounces	28,119	33,358	19%	30,877	8%

* 4E consists of platinum, palladium, rhodium and gold

Metal production was as follows:

Metal		Q2 2011	Q3 2011	Variance Q-on-Q	Q3 2010	Variance Q3 11 vs Q3 10
Platinum	Ounces	15,499	18,439	19%	16,838	10%
Palladium	Ounces	10,027	11,821	18%	11,136	6%
Rhodium	Ounces	1,593	1,849	16%	1,802	3%
Gold	Ounces	1,000	1,249	25%	1,101	13%
Nickel	Tonnes	236	278	18%	219	27%
Copper	Tonnes	143	169	18%	131	29%

Revenue and costs

Revenue for Q3 2011 amounted to C$45.3 million (ZAR327.7 million), representing a 26% increase quarter on quarter and a 31% increase when compared to the corresponding period in 2010.

Higher revenues resulted from increased production volumes, together with a 4% quarterly increase in the ZAR platinum group metals ("PGM") basket price received, offsetting a 1% decrease in the US$ PGM basket price during the period. PGM basket prices achieved for Q3 2011 increased to ZAR 10,102/4E Oz (US$1,414/ 4E Oz), up 18% (US$) and 15% (ZAR) when compared to the third quarter of 2010.  Higher production volumes resulted in a 14% decrease in unit operating costs quarter on quarter, to US$1,375/4E ounce.

Profitability

The Bokoni operations achieved an operating profit of C$1.1 million (ZAR4.4 million) for the quarter, largely attributable to increased production volumes and a higher PGM basket price.

The Company incurred a basic and diluted loss per share of C$0.04 for Q3 2011, largely attributable to increased debt financing charges. Anooraq’s current debt structure is under review, pursuant to an intended refinancing, restructuring and recapitalization transaction for Bokoni and Anooraq, currently being negotiated between Anglo American Platinum Limited and Anooraq, as referenced in the cautionary announcements dated 13 May 2011, 28 June 2011, 10 August 2011, 21 September 2011 and 2 November 2011.

Capital expenditure

Capital expenditure during Q3 2011 amounted to ZAR42.9 million, a reduction of 25% compared to the second quarter of 2011 expenditure.

Wage negotiations

During Q3 2011, Bokoni concluded a two-year wage agreement with the Togetherness Amalgamated Workers’ Union of South Africa (“TAWUSA”), the National Union of Mineworkers (“NUM”) and the United Association of South Africa (“UASA”) providing for increases ranging from 8 to 9% for both years.  These increases are effective from 1 July 2011.

The agreement was negotiated and finalized with no disruption to the Company’s operations.

Queries:

On behalf of Anooraq
Joel Kesler
Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

Macquarie First South Capital (Pty) Ltd
Melanie de Nysschen / Annerie Britz / Yvette Labuschagne
Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information
This document contains “forward-looking statements” that were based on Anooraq’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group restructure and refinancing and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Anooraq believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Bokoni Mine will increase or continue to achieve production levels similar to previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:
•	uncertainties related to the completion of the Bokoni Group restructure and refinancing;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•	operating and technical difficulties in connection with mining development activities;
•
uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
o	expected effective future tax rates in jurisdictions in which our operations are located;
o	the protection of the health and safety of mine workers; and

o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•
changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate; and
•
labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Anooraq, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and annual information form for the year ended December 31, 2010 and other disclosure documents that are available on SEDAR at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION
(Registrant)

Date:	November 15, 2011	By:	/s/ D. Schutte
			Name:	De Wet Schutte
			Title:	Chief Financial Officer